Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the only class of securities of Liquidia Technologies, Inc., a Delaware corporation (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended, is common stock, par value $0.001 per share (“common stock”). The following description of the Company’s common stock and preferred stock, $0.001 par value per share (“preferred stock”), summarizes the material terms and provisions of the Company’s common stock and preferred stock.

General

The total number of shares of capital stock that the Company has authorized is 50,000,000, divided into two classes consisting of (i) 40,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock.

As of March 1, 2020, there were 28,365,093 shares of common stock issued and outstanding and an additional 2,129,702 shares issuable upon exercise of outstanding options and warrants. Of the 2,129,702 shares of common stock issuable upon exercise of outstanding options and warrants, 1,649,357 shares are issuable to the Company’s officers, directors and principal stockholders and 480,345 shares are issuable to other employees. Furthermore, as of March 1, 2020, 6,555 shares of common stock are issuable upon the vesting of restricted stock units issued to Neal Fowler, the Company’s Chief Executive Officer.

As of March 1, 2020, there were no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. At a meeting of stockholders at which a quorum is present, for all matters other than the election of directors, an affirmative vote of the majority of shares entitled to vote on a matter and that are represented either in person or by proxy at a meeting of stockholders decides all questions, unless the matter is one upon which a different vote is required by express provision of law or the Company’s amended and restated certificate of incorporation or amended and restated bylaws, each as may be amended from time to time. The holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by the Company’s board of directors (the “Board”) out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Board is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of these shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the preferred stock.

Warrants

As of March 1, 2020, the Company had outstanding warrants to purchase an aggregate of 106,274 shares of common stock at an exercise price of $0.0168 per share. These warrants expire on December 31, 2026.

Registration Rights

On December 23, 2019, the Company entered into a common stock purchase agreement for a private placement with certain purchasers whereby, on December 27, 2019 the Company issued and sold 7,164,534 shares of common stock at a price of $3.13 per share for aggregate gross proceeds of approximately $22.4 million (the “Private Placement”).  In connection with the Private Placement, on December 23, 2019, the Company entered into a registration rights agreement with the purchasers (the “Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the shares of common stock sold in the Private Placement. The Company agreed to file such registration statement within 60 days following the date of the Registration Rights Agreement, which registration statement was filed with the SEC on February 3, 2020 and declared effective by the SEC on February 13, 2020. The Registration Rights Agreement includes customary indemnification rights in connection with the registration statement.

Additionally, the Company entered into a Seventh Amended and Restated Investors' Rights Agreement (“IRA”) on February 2, 2018 with its then-largest stockholders. Subject to the terms of the IRA, Holders (as defined in the IRA) of shares having registration rights (“Registrable Securities”, as defined in the IRA) can demand that the Company file a registration statement or request that their shares be covered by a registration statement that the Company is otherwise filing, until the earliest to occur of: (i) five years following the consummation of the Company’s initial public offering, or July 30, 2023, (ii) as to any Holder, such earlier time after the Company’s initial public offering at which such Holder can sell all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) in a single three (3)-month period without registration in compliance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or (iii) after the consummation of a "Liquidation Event," as defined in the IRA.

Demand Registration Rights.    At any time after six months following the closing of the Company’s initial public offering, or January 30, 2019, subject to certain exceptions set forth in the IRA, if the Holders of at least a majority of the common stock issued upon conversion of the Series C, Series C-1 and Series D preferred stock demand that the Company file a registration statement covering the registration of Registrable Securities with an anticipated aggregate offering price of at least $10 million, the Company is required to use all commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities requested to be registered.

Form S-3 Registration Rights.    If the Company receives from the Holders of Registrable Securities a written request that the Company effects a registration on Form S-3, the Company is required to provide written notice of the proposed registration to all other Holders and use all commercially reasonable efforts to effect the registration of such shares on Form S-3; provided, however, that such Form S-3 registration right is subject to a number of exceptions, such as the Company being eligible to use Form S-3 at the time such Form S-3 registration request is made, the proposed sale of Registrable Securities to be registered on Form S-3 having an aggregate price to the public (net of any underwriters' discounts or commissions) of at least $5 million and the Company not being required to file more than two registration statements on Form S-3 in a 12-month period. Furthermore, the Company has the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if the Board deems it detrimental to the Company and the Company’s stockholders to delay the filing. Such postponements cannot exceed 90 days during any 12-month period and cannot be made more than once in any 12-month period.

Piggyback Registration Rights.    If the Company proposes to register any of its securities under the Securities Act in connection with the public offering of such securities, the Company is required to, at such time, promptly give each Holder party to the IRA written notice of such registration. Upon the written request of each such Holder given within 20 days after receipt of the Company’s registration notice, the Company is required to use all commercially reasonable efforts to cause to be registered under the Securities Act all of the Registrable Securities that each holder requests to be registered. In connection with any such offering, the Company is not required to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed between the Company and the underwriters selected by the Company and enter into an underwriting agreement in customary form with such underwriters, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If marketing factors require a limitation of the number of shares to be underwritten, then the number of shares that may be included in the underwriting will be allocated, first, to the Company; second, to the Holders other than the Common Holders on a pro rata basis based on the total number of Registrable Securities held by such Holders; third, to the Common Holders on a pro rata basis based on the total number of Registrable Securities held by the Common Holders; and fourth, to any stockholder other than a Holder and/or Common Holder on a pro rata basis.

Expenses of Registration.  The Company will pay all expenses, other than underwriting discounts and commissions, related to any demand, Form S-3 or piggyback registration, including without limitation all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holders, not to exceed $50,000.

Indemnification.    The IRA contains customary cross-indemnification provisions under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions or other "Violation," as defined in the IRA, in the registration statement attributable to the Company, and they are obligated to indemnify the Company for material misstatements or omissions or other Violation attributable to them.

Termination of Registration Rights.    All registration rights granted under the IRA will terminate on the fifth anniversary of the completion of the Company’s initial public offering, or July 30, 2023.

Anti-Takeover Effects of the Company’s Charter and Bylaws and Delaware Law

Some provisions of Delaware law and the Company’s amended and restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

●	acquisition of the Company by means of a tender offer, a proxy contest or otherwise; and

●	removal of the Company’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate first with the Board. They are also intended to provide Company management with the flexibility to enhance the likelihood of continuity and stability if the Board determines that a takeover is not in the best interests of its stockholders. These provisions, however, could have the effect of discouraging attempts to acquire the Company, which could deprive the Company’s stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. The Company believes that the benefits of these provisions, including increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Election and Removal of Directors

The Company’s amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under the Company’s amended and restated certificate of incorporation and amended and restated bylaws, the Board consists of three classes of directors: Class I, Class II and Class III. A nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. Each director will serve a three-year term and will stand for election upon the third anniversary of the annual meeting at which such director was elected. In addition, the Company’s amended and restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on the Board may be filled only by a majority of the directors then serving on the Board. Under the Company’s amended and restated certificate of incorporation, directors may be removed by the stockholders only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

Authorized but Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without any further vote or action by the Company’s stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control over the Company by means of a proxy contest, changes in the Company’s management, tender offer, merger or otherwise. In particular, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Stockholder Action; Advance Notification of Stockholder Nominations and Proposals.    The Company’s amended and restated certificate of incorporation and amended and restated bylaws require that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and does not allow for stockholders to act by written consent without a meeting. In addition, the Company’s amended and restated bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Board or by a stockholder who gives written notice to the Company no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire the Company or delaying changes in the Company’s management, which could depress the market price of the common stock.

Special Stockholder Meetings.    Under the Company’s amended and restated certificate of incorporation and amended and restated bylaws, only the Board, the Chairman of the Board or the Company’s Chief Executive Officer may call special meetings of stockholders.

Delaware Anti-Takeover Law.    The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. The Company’s amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of Company stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence its decision regarding a takeover.

Amendment of Charter Provisions.    The amendment of certain of the above provisions in the Company’s amended and restated certificate of incorporation and amended and restated bylaws requires approval by holders of at least a majority of the Company’s outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers, and, as a consequence, they may also inhibit temporary fluctuations in the market price of the common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Exclusive Forum

The Company’s amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or its stockholders, (3) action asserting a claim against the Company arising pursuant to any provision of the DGCL or the Company’s amended and restated certificate of incorporation or amended and restated bylaws or (4) action asserting a claim against the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in the Company’s amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Transfer Agent

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A. and its address is 250 Royall Street, Canton, MA 02021.